As filed with the Securities and Exchange Commission on February 23, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                              OF
 File No. 70-10172                                             NOTIFICATION

      Public Utility Holding Company Act of 1935, as amended (the "Act")

         Pursuant to the Commission's order dated December 22, 2003 (HCAR No. 27779) (the "Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Act, provides the following information as of and for the six-month period ended December 31, 2004 (the "Reporting Period") (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the Order):

         1. An organizational chart identifying all of the Intermediate Subsidiaries and Nonutility Subsidiaries as of the end of the Reporting Period, together with identification of any new Intermediate Subsidiaries and Nonutility Subsidiaries formed during the Reporting Period, will be provided as part of Cinergy's Annual Report on Form U5S.

        2. Consolidating financial statements as of and for the twelve months ended December 31, 2004 for Cinergy Investments, Inc. ("Investments"), Cinergy Global Resources, Inc. ("Global Resources"), Cinergy Technologies, Inc. ("Cinergy Technologies"), and CinTec LLC ("CinTec"), Delaware corporations or limited liability companies, as the case may be, and direct, wholly-owned subsidiaries of Cinergy, will be provided as part of Cinergy's Annual Report on Form U5S.

        3. No nonutility corporate reorganizations took place during the Reporting Period.

        4. The following provides information concerning any transactions during the Reporting Period that are exempt from section 13(b) of the Act by Nonutility Subsidiaries as described in the Order:

           Cinergy Global Power Services Limited ("CGPS"), an indirect, wholly-owned subsidiary of Global Resources organized under the laws of the United Kingdom, provided consulting services in the area of management of project companies and ongoing business development and re-engineering and restructuring services to an associate project company, Copperbelt Energy Corporation PLC (a Zambian foreign utility company). The fee charged for these services is a flat, quarterly fee, which is established according to a management agreement between CGPS and its partners in the project. The fees charged to Copperbelt Energy Corporation PLC during the six-month period ended December 31, 2004 totaled $529,158.



                                  S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    February 22, 2005

                                              CINERGY CORP.


                                              By:  /s/Wendy L. Aumiller
                                                   Wendy L. Aumiller
                                                   Vice President and Treasurer